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VEDDER PRICE                                   VEDDER, PRICE, KAUFMAN &
                                               KAMMHOLZ, P.C.
                                               222 NORTH LASALLE STREET
                                               CHICAGO, ILLINOIS 60601-1003
                                               312-609-7500
                                               FAX:  312-609-5005


                                               CHICAGO - NEW YORK CITY -
                                               WASHINGTON, D.C. - ROSELAND, NJ

                                                April 5, 2007


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management, Room 5501
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. John Grzeskiewicz

      Re:   DWS Multi-Market Income Trust ("Multi-Market Fund")
            File Numbers 811-5689 & 333-140826
            DWS Strategic Income Trust ("Strategic Fund")
            File Numbers 811-8382 & 333-140825
            (Each individually, a "Fund" and collectively, the "Funds")
            -----------------------------------------------------------

Dear Mr. Grzeskiewicz:

      On February 22, 2007, each Fund, pursuant to the Securities Act of 1933, as amended ("Securities Act") and the Investment Company Act of 1940, as amended ("1940 Act"), filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form N-2 relating to each Fund's proposed issuance of common shares upon the exercise of non-transferable rights (each a "Registration Statement").

      The Funds received comments on each Registration Statement by letter from John Grzeskiewicz of the Commission staff dated March 23, 2007 (the "Comment Letter"). The following sets forth the comments of the Commission staff and the Funds' response to the comments. The Funds are filing concurrently herewith Pre-Effective Amendment No. 1 to each Registration Statement ("Amendment No. 1"). The purpose of Amendment No. 1 is to respond to the aforementioned comments received from the Commission staff and to complete certain information required by Form N-2.

      Currently, each Fund expects to submit a request for acceleration of effectiveness of each Registration Statement for Monday, April 9, at [9:00 a.m.], Eastern time.

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GENERAL

1. Comment: Please state in your response letter whether the NASD will or has reviewed the proposed terms and arrangements of the transaction involved in each registration statement.

            Response: The Funds do not believe a filing with the NASD is required for the offering of its common shares pursuant to the Registration Statements as the shares are being offered by the Funds to their existing shareholders and not through any underwriter. Accordingly, the NASD will not review the proposed terms and arrangements of the transaction described in the Registration Statements.

2. Comment: Please see Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements imposed by Rule 421 under Regulation C under the Securities Act.

            Response: The Funds believe the disclosure is consistent with the plain English requirements of Rule 421.

3. Comment: Indicate to the staff whether the Funds have considered the factors and made the determinations required in Investment Company Act Release No. 9932 (September 15, 1977) with respect to rights offerings. In particular, your response should address the matters discussed in item 2(E) (under "Certain Considerations") and related footnote 13 of that release reflecting the staff's view that there be a specific intended use for the offering proceeds and disclose it under the caption "Use of Proceeds." You should also disclose the benefits accruing to third parties from the expected increase in Fund assets.

            Response: The Funds note that Release No. 9932 referenced above discusses Section 23(b) of the Investment Company Act of 1940 and board considerations for below net asset value rights offerings. The rights offerings contemplated under the Registration Statements will be at a price above net asset value and are not subject to the same concerns as rights offerings below net asset value. Nevertheless, as disclosed in the Prospectus under the caption "The Offer--Purpose of the Offer," the Board of Trustees of each Fund considered a number of the factors listed in Release No. 9932 to the extent applicable to a non-transferable rights offering at or above net asset value. Specifically, the disclosure provides that "[i]n particular, the Board considered DIMA's


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      representations that, based upon current market conditions and available leverage opportunities, DIMA believed that the Offer would enable the Fund to purchase portfolio securities that would enable the Fund to maintain or enhance its current dividend yield . . ." Furthermore, the Funds believe that the intended use of the rights offering proceeds has been sufficiently disclosed in the Prospectus under "The Offer -- Purpose of the Offer" and under "Use of Proceeds."

            In addition, the Prospectus also discloses the expected benefits that will accrue to the Fund's investment adviser and affiliates. For example, under "The Offer -- Purpose of the Offer" disclosure provides that "the Board noted that DIMA will benefit from the Offer because its fees for investment management services are based on the average weekly net assets of the Fund." See also the Funds' response to Comment 7 below.

4. Comment: If applicable, add disclosure regarding any previous rights offerings.

            Response: Neither Fund has engaged in a previous rights offering.

PROSPECTUS COVER PAGE

5. Comment: As required by Item 1.j. of Form N-2, the cross-reference to the prospectus discussion of speculative and high risk factors should be printed in bold face common type as least as large as ten point modern type and at least two points leaded.

            Response: The Funds confirm that the cross-reference to the prospectus discussion of speculative and high risk factors is printed in bold face common type at least as large as ten point modern type and at least two points leaded.

PROSPECTUS

6. Comment: Revise the disclosure captioned "Prospectus Summary -- The Offer -- Non-Transferability of Rights" to add appropriate disclosure if this feature will exacerbate the discount at which shares trade.

            Response: The Funds note that their shares are currently trading at a premium and that, under the terms of the proposed rights offerings, the subscription price will be at or above net asset value. In addition, the Prospectus discloses the potential impact of the rights offering on share price under "Special Considerations and Risk Factors--Risks of the Offer--Share Price Volatility."


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7.    Comment: A subsequent paragraph captioned "Prospectus Summary -- The Offer
      -- Purpose of the Offer" states: "The purpose of the Offer is to increase the assets of the Fund available for investment." Expand this disclosure to indicate that increased assets will result in increased advisory fee income for the adviser, as well as other third parties whose fees are based upon Fund net assets.

            Response: Each Fund has added to the "Prospectus Summary -- The Offer -- Purpose of the Offer," a statement that "The Board considered that DIMA will benefit from the Offer because its fees for investment management services are based on the average weekly net assets of the Fund." This disclosure is consistent with disclosure later in the Prospectus under "The Offer -- Purpose of the Offer."

8. Comment: Disclosure captioned "Purpose of the Offer" states: "The Fund may, in the future and at its discretion, choose to make additional rights offerings of its shares or otherwise issue common shares from time to time for a number of shares and on terms which may or may not be similar to this offer." The statement suggests that the Fund may routinely make rights offerings at or below net asset value, which may be transferable or non-transferable. Reconcile this notion with the view that such offerings, in light of their dilutive effect, are not to be used routinely, but rather only rarely to raise funds for specific purposes.

            Response: The Funds do not believe the referenced statements suggest that "the Fund may routinely make rights offerings at or below net asset value..." In any event, any future rights offering would be subject to Board approval and each Fund has added disclosure to this effect.

9. Comment: The next segment, sub-captioned "Over-Subscription Privilege," discusses the over-subscription privilege and over-subscription requests. Confirm to the staff that the increase of 25% in the number of shares that may be available for subscription are included in the shares being registered hereby. With respect to registered shares, please explain to the staff what the Fund will do if the shares are not sold, e.g., de-register them.

            Response: The shares which may be issued as part of the Over-Subscription Privilege are included in the number of shares that will be registered pursuant to the Registration Statements. Any such shares that are registered but are not sold or issued as

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      part of the rights offering will not be sold or issued thereafter in reliance on the Registration Statements.

            If you have any questions or comments, please contact the undersigned at (312) 609-7710 or Mark L. Winget at (312) 609-7532.

                                             Sincerely,

                                             /s/ Joseph M. Mannon


                                             Joseph M. Mannon